Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2016	2015
	(in millions, except ratios)
Net income	$152	$208
Equity in earnings of unconsolidated affiliates, net of distributions	58	50
Income tax expense	96	115
Capitalized interest	(3)	(5)
	303	368

Fixed charges, as defined:

Interest	220	233
Capitalized interest	3	5
Interest component of rentals charged to operating expense	2	2
Total fixed charges	225	240

Earnings, as defined	$528	$608

Ratio of earnings to fixed charges	2.35	2.53